FOR IMMEDIATE RELEASE	August 20, 2015

Micromem: Review By Two Multinational Companies

Toronto, New York, August 20, 2015: Micromem Technologies Inc. (“Micromem”) (CSE: MRM, OTCQX: MMTIF), is pleased to report the current status of the ongoing review of Micromem by two multinational technology companies (“the Companies”). As previously reported on June 22nd, 2015, the Companies began a review of Micromem’s business model, status of product offerings, client base and opportunities for other market verticals not yet being developed by Micromem. The Companies have found sufficient value to proceed to discussions regarding next steps.

The Companies have identified clients within various divisions that have the potential to benefit from Micromem’s current product offerings. As well, potential opportunities for new applications currently not being developed by Micromem are being explored.

In addition, several concepts of working relationships are being discussed between the Companies and Micromem. The opportunity to develop a relationship with companies of this caliber speaks to our current success and validates our strategy of building a strong intellectual property base, a strong client base and our business model of finding solutions for big industry.

The distribution and support opportunities the Companies will provide to Micromem are of great value as we look to broaden our ability to increase projects in the pipeline and have access to world class engineering and distribution networks.

About Micromem and MASTInc
MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QX: MMTIF, CSE: MRM) company. MASTInc analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement
This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-QX - Symbol: MMTIF
                     CSE - Symbol: MRM
Shares issued: 195,748,368
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
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